82-4998

SUPPL

# Quarterly Report To Shareholders

# BACARDI LIMITED

# Q1

Three Months Ended
June 30, 2004

04045047



Bacardi Limited
P.O. Box HM 720
Hamilton HM CX, Bermuda

TELEPHONE: 441-295-4345 FAX: 441-292-0562

www.bacardi.com



**Shareholder Information**

Gail A. Butterworth
*Assistant Secretary and Director of Shareholder Relations*

Telephone: 441-298-1027
E-mail: gabutterworth@bacardi.com

Dewar's MARTINI BOMBAY SAPPHIRE

## Report to the Shareholders

Dear Shareholders,

The Company had a good start to the new fiscal year. Sales less excise taxes, increased by 6.1% to $799 million, despite the fact that the prior year includes $9.8 million related to disposed brands.

This increase was the result of a strong performance by our core products, which enabled us to compensate for the continued decline of Bacardi Breezers and other low proof products. The continued strength of the euro versus the US Dollar, as well as some inventory build-up by the Trade ahead of our announced price increases, also assisted the results for the quarter.

By geography, performance in Asia-Pacific improved as our business started to benefit from the restructuring measures taken last year and also as result of the end of the SARS epidemic by early autumn of last year. North America continued to perform strongly across the entire portfolio in what remains a buoyant spirits market. Our emerging markets in Eastern Europe also continued to show good growth.

Western Europe had mixed results. The situation in France and Spain is improving; whereas in Germany the market remains difficult and we have seen a marked slow down in Italy. Our business in the United Kingdom continued to perform in line with expectations.

Due to the reduced investment in the now mature low proof business and the timing of expenditures on our core products, advertising and promotional expenses have been lower during the quarter. This will be recovered in subsequent quarters.

The above measures, coupled with our continued control over costs, have allowed us to achieve operating profits of $208 million, an increase of 52% versus last year. However, the second quarter will be impacted by higher advertising and promotional investments and Trade inventories being brought down to lower levels.

The restructuring of our debt last year, together with our strong cash flows, allowed us to reduce net interest expense for the quarter from $29.3 million last year to $17.5 million this year.

Consolidated net earnings for the quarter reached $146 million, an increase of 121% versus last year.

At the Annual General Meeting, we announced that we had entered into an agreement to purchase the Grey Goose vodka brand and related assets. We are pleased to report that on August 5, 2004, we completed this strategic acquisition.

Respectfully,

Javier Ferran
President and Chief Executive Officer

Ruben Rodriguez
Chairman of the Board

## Consolidated Statement of Earnings (Unaudited)

For the Period Ended June 30, 2004

(Expressed in Thousands of U.S. Dollars)

| | June 30, 2004 $ | June 30, 2003 $ |
|---|---|---|
| Sales | 1,022,307 | 976,007 |
| Excise taxes | 223,556 | 223,288 |
| Sales less excise taxes | 798,751 | 752,719 |
| Cost of Sales | 275,134 | 291,591 |
| Gross Profit | 523,617 | 461,128 |
| Selling, General and Administrative Expenses | 315,770 | 323,991 |
| Earnings From Operations | 207,847 | 137,137 |
| Other Income (Expenses) | | |
| Interest income | 546 | 1,075 |
| Interest expense | (17,469) | (29,284) |
| Financing expense | (952) | (1,903) |
| Miscellaneous expense - net | (4,104) | (28,824) |
| | (21,979) | (58,936) |
| Earnings Before Income Taxes | 185,868 | 78,201 |
| Provision For Income Taxes | 40,037 | 12,068 |
| Net Earnings | 145,831 | 66,133 |

**Supplemental Information**

| | June 30, 2004 $ | June 30, 2003 $ |
|---|---|---|
| EBITDA* | 223,878 | 127,035 |

* EBITDA represents consolidated net earnings before dividends on BMRH preferred shares, interest, income taxes, depreciation, and amortization.

## Consolidated Balance Sheet

As of June 30, 2004

(Expressed in Thousands of U.S. Dollars)

| | June 30, 2004 $ (Unaudited) | March 31, 2004 $ |
|---|---|---|
| **Assets** | | |
| Current Assets | | |
| Cash and equivalents | 25,617 | 29,558 |
| Accounts receivable | 776,689 | 711,541 |
| Inventories | 787,876 | 766,982 |
| Other current assets | 165,358 | 131,231 |
| | 1,755,540 | 1,639,312 |
| Long-Term Investments and Advances and Other Assets | 202,561 | 198,901 |
| Property, Plant and Equipment | 529,576 | 540,473 |
| Intangible Assets | 3,053,113 | 3,051,366 |
| | 5,540,790 | 5,430,052 |
| **Liabilities** | | |
| Current Liabilities | | |
| Short-term borrowings | 219,686 | 247,015 |
| Accounts payable and accrued liabilities | 658,258 | 658,079 |
| Taxes payable | 215,305 | 176,549 |
| Current portion of long-term debt | 34,888 | 91,447 |
| | 1,128,137 | 1,173,090 |
| Long-Term Debt | 1,209,037 | 1,173,463 |
| Series 3 Preferred Shares | 145,175 | 146,552 |
| Other Liabilities | 607,105 | 585,723 |
| BMRH Founders' Common Shares | 92,467 | 92,467 |
| | 3,181,921 | 3,171,295 |
| **Shareholders' Equity** | | |
| Capital Stock | 32,909 | 32,909 |
| Share Premium | 957,267 | 957,267 |
| Retained Earnings | 1,533,412 | 1,426,287 |
| Accumulated Other Comprehensive Income | (164,719) | (157,706) |
| | 2,358,869 | 2,258,757 |
| | 5,540,790 | 5,430,052 |

## Corporate Information

**Directors**

Victor R. Arellano Jr.
Facundo L. Bacardi
Jaime Bergel
Francisco Carrera-Justiz
Adolfo L. Danguillecourt
Sergio Danguillecourt
Ignacio de la Rocha
Michelle Dorion
Guillermo J. Fernandez-Quincoces
Andreas Gembler
Barry E. Kabalkin
Jay H. McDowell
Guy Peyrelongue
Ruben Rodriguez
Eduardo M. Sardiña
Raymond P. Silcock

**Officers**

| | |
|---|---|
| Ruben Rodriguez | Chairman |
| Facundo L. Bacardi | Deputy Chairman |
| Javier Ferran | President and Chief Executive Officer |
| Ralph Morera | Senior Vice President Finance and Chief Financial Officer |
| Michel Recalt | Senior Vice President and Chief Marketing Officer |
| Simon Gould | Senior Vice President - Human Resources |
| Eduardo Sanchez | Senior Vice President and General Counsel |
| Atul Vora | Vice President - Business Development |
| Gaston Tano | Controller |
| Michael Maguire | Assistant Vice President |
| Pierre Minchin | Treasurer |
| Barbara E. Johnson | Secretary |
| Gail A. Butterworth | Assistant Secretary and Director of Shareholder Relations |